January 29, 2010
ATTORNEYS AT LAW

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CLIENT/MATTER NUMBER
072603-0101

Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549
Re:	FMI Funds, Inc. – Amended Registration Statement on Form N-1A

Ladies and Gentlemen:

Pursuant to Rule 485(b)(4), the undersigned, counsel for FMI Funds, Inc., represents that Post-Effective Amendment No. 16 to the Form N-1A Registration Statement of FMI Funds, Inc. does not contain disclosures which would render it ineligible to become effective pursuant to Rule 485(b).

    Very truly yours,

    /s/ Peter D. Fetzer

    Peter D. Fetzer

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